Exhibit 99.1
Notice of Meetings 2008
James Hardie Industries NV
The Annual Information Meeting (AIM) of James Hardie Industries NV (the company) has been called to enable CUFS holders (units quoted on the Australian Stock Exchange (ASX) that confer a beneficial interest in the company’s shares) to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the subsequent Annual General Meeting (AGM) in The Netherlands.
Appointing someone to attend the AIM
If you are unable to attend the AIM, you may appoint someone else to attend and ask questions on your behalf. Please complete the relevant section of the Direction Form enclosed with this Notice of Meetings. Further details are contained on page 4 of this Notice of Meetings.
Questions
At the AIM, CUFS holders will be able to ask questions as they would at an AGM. To make it easier for more CUFS holders to have questions answered whether or not they can attend the AIM, we invite them to use the accompanying form to submit questions in advance of the AIM. CUFS holders will also be able to ask questions relating to the business of the meeting from the floor during the AIM.
Webcast
The AIM will be broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast will remain on the company’s website so that it can be replayed later if required.
Voting instructions
Although no voting will take place at the AIM, CUFS holders attending the AIM will be able to lodge Direction Forms there, specifying how their vote is to be recorded at the AGM.
Meeting details
The 2008 AIM will be held in the Auditorium at The Mint, 10 Macquarie Street, Sydney NSW Australia at 1.00 pm Australian Eastern Standard Time (AEST) on Wednesday, 20 August 2008.
The 2008 AGM will be held at Atrium, 8th floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands at 10.00 am Central Europe Time (CET) on Friday, 22 August 2008.
James Hardie Industries NV
ARBN 097 829 895
Dutch Registration Number 34106455
Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of its members is limited.

Business of the Annual General Meeting
Explanations of the background, further information and reasons for each proposed resolution are set out in the attached Explanatory Notes on pages 6 to 16 of this Notice of Meetings.
1. Reports and accounts for the year ended 31 March 2008
To consider, and if thought fit, pass the following resolution as an ordinary resolution:
That the Annual Accounts of the company for the year ended 31 March 2008 be received and adopted and that the Annual Accounts and the Annual Report for the year ended 31 March 2008 be published in the English language.
2. Adoption of the Remuneration Report for the year ended 31 March 2008
To consider and, if thought fit, pass the following resolution as a non-binding resolution:
That the Remuneration Report of the company for the year ended 31 March 2008 be adopted.
The vote on this resolution is advisory only and does not bind the company’s Joint, Supervisory or Managing Boards.
3. Ratification of appointment of auditor
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the appointment of Ernst & Young LLP as the external auditor of the James Hardie group for the year commencing 1 April 2008 be ratified.
The vote on this resolution is advisory only and is not required for the appointment of Ernst & Young LLP to take effect.
4. Election of Joint and Supervisory Board directors
To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:
(a)	That Mr D Andrews, having been appointed by the Supervisory Board to fill a vacancy on the Joint and Supervisory Boards and who would otherwise cease to hold office immediately following this AGM, be re-elected as Joint and Supervisory Board director.

(b)	That Mr D Harrison, having been appointed by the Supervisory Board to fill a vacancy on the Joint and Supervisory Boards and who would otherwise cease to hold office immediately following this AGM, be re-elected as a Joint and Supervisory Board director.
5. Election of Managing Board directors
To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:

(a)	That Mr R Chenu, who would otherwise cease to hold office immediately following this AGM, be re-elected as a Managing Board director.

(b)	That Mr R Cox, having been appointed as an interim Managing Board director by the Supervisory Board to fill a vacancy on the Managing Board and who would otherwise cease to hold office immediately following this AGM, be re-elected as a Managing Board director.

6. Approval for participation in Supervisory Board Share Plan (SBSP)
To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:
(a)	That approval is given for all purposes for the participation in the SBSP by Mr D Andrews in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(b)	That approval is given for all purposes for the participation in the SBSP by Mr D Harrison in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.
7. Amendment to the Long Term Incentive Plan (LTIP)
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That approval is given for all purposes for the amendment of the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) to provide for the issue of Restricted Stock Units (RSUs) to Managing Board directors and to employees of the company in accordance with the terms of the LTIP.
8. Deferred Bonus Program
To consider and, if thought fit, pass the following resolution, relating to Mr L Gries’ deferred bonus, as an ordinary resolution:
That the following be approved for all purposes:
(i)	the issue of up to 245,385 Restricted Stock Units (RSUs) to Mr L Gries; and

(ii)	acquisition accordingly by Mr L Gries up to the stated maximum of RSUs and shares, all under the Deferred Bonus Program in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
9. Relative TSR RSUs
To consider and, if thought fit, pass each of the following resolutions, relating to Managing Board director LTI to be received in RSUs with a Relative TSR hurdle, as a separate ordinary resolution:
(a)	That the following be approved for all purposes:
(i)	participation in the LTIP up to a maximum of 560,909 Relative TSR RSUs by Mr L Gries; and

(ii)	acquisition accordingly by Mr L Gries of up to the stated maximum of RSUs and shares, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
(b)	That the following be approved for all purposes:
(i)	participation in the LTIP up to a maximum of 109,065 Relative TSR RSUs by Mr R Chenu; and

(ii)	acquisition accordingly by Mr R Chenu of up to the stated maximum of RSUs and shares, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
(c)	That the following be approved for all purposes:
(i)	participation in the LTIP up to a maximum of 155,808 Relative TSR RSUs by Mr R Cox; and

(ii)	acquisition accordingly by Mr R Cox of up to the stated maximum of RSUs and shares, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
10. Executive Incentive Program RSUs
To consider and, if thought fit, pass each of the following resolutions, relating to the Managing Board director Executive Incentive Program to be received in RSUs based on performance under the Executive Incentive Program, as a separate ordinary resolution:
(a)	That the following be approved for all purposes:
(i)	participation in the LTIP up to a maximum of 750,876RSUs by Mr L Gries; and

(ii)	acquisition accordingly by Mr L Gries of up to the stated maximum of RSUs and shares, all in accordance with the Executive Incentive Program under the LTIP and on the basis set out in the attached Explanatory Notes.
(b)	That the following be approved for all purposes:
(i)	participation in the LTIP up to a maximum of 146,003 RSUs by Mr R Chenu; and

(ii)	acquisition accordingly by Mr R Chenu of up to the stated maximum of RSUs and shares, all in accordance with the Executive Incentive Program under the LTIP and on the basis set out in the attached Explanatory Notes.
(c)	That the following be approved for all purposes:
(i)	participation in the LTIP up to a maximum of 208,576 RSUs by Mr R Cox; and

(ii)	acquisition accordingly by Mr R Cox of up to the stated maximum of RSUs and shares, all in accordance with the Executive Incentive Program under the LTIP and on the basis set out in the attached Explanatory Notes.
11. Renewal of authority for the company to acquire its own shares
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the Managing Board be irrevocably authorised to cause the company to acquire, subject to the approval of the Joint Board, shares in the capital of the company for valuable consideration within the price range as set out in the attached Explanatory Notes for an 18-month period, whether as an on or off financial market purchase and up to the maximum number of shares permitted by Dutch law.
12. Reduction of issued share capital through cancellation of repurchased shares
To consider and, if thought fit, pass the following resolution as an ordinary resolution if at least fifty percent (50%) of the issued share capital is represented in person or by proxy at the meeting, or with a majority of at least two-thirds (2/3) of the votes cast if less than fifty percent (50%) of the issued share capital is represented in person or by proxy at the meeting:
That approval is given to reduce the issued share capital of the company, by cancelling all shares repurchased or to be repurchased by the company under its current share repurchase program, the exact number of which to be determined by the Managing Board up to a maximum of 10% of the issued share capital of the company as at 22 August 2008.

Voting Exclusion Statement
In accordance with the ASX Listing Rules, the company will disregard any votes cast on Resolutions 6-10 of this Notice of Meetings if they are cast by any Supervisory or Managing Board director or his or her associates.
People who fall into the categories listed above will not have their votes disregarded if:
(i)	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a proxy form; or

(ii)	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a proxy form to vote as the proxy decides.
Notes on voting and Explanatory Notes are attached, and a Direction Form is enclosed.
By order of the Joint and Supervisory Boards.
Robert E Cox
Company Secretary
15 July 2008

ATTENDANCE AT THE AIM
If you are a CUFS holder registered at 5.00 pm (AEST) on Tuesday, 19 August 2008, you may attend the AIM.
If you are not able to attend the AIM in person, or if you are a corporate entity, you may appoint another person to attend the AIM and ask questions on your behalf.
To allow the person you have appointed to attend the AIM, please complete the relevant section of the Direction Form, and lodge it no later than 5.00 pm (AEST) on Tuesday, 19 August 2008 using one of the methods set out under Lodgement Instructions on page 5 of this Notice of Meetings.
Computershare will keep a register of people appointed to attend the AIM on behalf of other CUFS holders, and these people will be required to provide appropriate identification to receive an entry card to enable them to speak and ask questions at the AIM.
If you lodge the Direction Form appointing your representative prior to the AIM, and complete your voting directions on that form, your voting directions may only be changed if you submit a further Direction Form within the time specified. Your representative cannot submit a revised Direction Form on your behalf at the AIM unless he or she is properly authorised to do so.
VOTING ON THE RESOLUTIONS
How you can vote will depend on whether you are:
•	a CUFS holder. CUFS are listed on the ASX;
•	an American Depositary Receipt (ADR) holder; or
•	a holder of shares in the company, which are not listed on the ASX.
Voting if you are a CUFS holder
CUFS holders who want to vote on the resolutions to be considered at the AGM have the following three options available to them:
Option A	If you are not able to attend the AGM, but will attend the AIM, you may lodge a Direction Form before, at or following the conclusion of the AIM, directing CDN (the legal holder of the shares in the company for the purposes of the ASTC Settlement Rules) to vote the shares in the company held by it on your behalf.

To be eligible to vote in this manner, you must be registered as a CUFS holder at 5.00 pm (AEST) on Tuesday, 19 August 2008.

CUFS holders who select Option A should follow either (1) or (2) below:
1.	Complete the Direction Form accompanying this Notice of Meetings and lodge it:
(i)	in person at the AIM; or

(ii)	with Computershare using one of the methods set out under Lodgement Instructions on page 5 of this Notice of Meetings.
2.	Complete a Direction Form using the internet
Go to www.computershare.com/au/proxy/jhx
(Note: address requires “.com/au”, not the more usual “.com.au”)
To complete the Direction Form using the internet, you will need one of:
•	your Security Holder Reference Number (SRN); or

•	the Holder Identification Number (HIN) from your current James Hardie Industries NV Holding Statement; or

•	your last dividend statement and your postcode as recorded in the company’s register.
If you lodge the Direction Form using the internet in accordance with these instructions, you will be taken to have signed it.
Completed Direction Forms must be received by Computershare no later than 4.00 pm (AEST) on Wednesday, 20 August 2008.
Option B	If you would like to attend the AGM and vote in person you may ask CDN to appoint you or another person as proxy to vote the shares underlying your holding of CUFS on behalf of CDN by using a Proxy Request Form. For details on how to do this and how to receive a Proxy Request Form, please refer to the Annual meetings page of the Investor Relations website (www.jameshardie.com, select Investor relations).

To attend and vote at the AGM in Amsterdam, your completed Proxy Request Form must be received by Computershare no later than 5.00 pm (AEST) on Wednesday, 13 August 2008.

Option C	If you would like to attend and vote at the AGM, you may also do so by converting your CUFS to ordinary shares. For details on how to do this, please refer to the Annual meetings page of the Investor Relations website (www.jameshardie.com, select Investor relations).

CUFS must be converted into shares before 5.00 pm (AEST) on Wednesday, 13 August 2008. The company will not acknowledge any requests to transfer shares received between Thursday, 14 August 2008 (AEST) and the close of the AGM.
To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia and ask to have one sent to you.
Voting if you hold ADRs
The Depositary for ADRs held in the company’s ADR program is the Bank of New York Mellon. The Bank of New York Mellon will send this Notice of Meetings to ADR holders on 18 July 2008 and advise ADR holders how to give their voting instructions.
To be eligible to vote, ADR holders must be the registered owner as of the close of business at 5.00pm UE Eastern Summer Time on Friday, 11 July 2008, the ADR record date.
The Bank of New York Mellon must receive any voting instructions, in the form required by The Bank of New York Mellon’s voting instructions, no later than 5.00 pm (AEST) on Wednesday, 13 August 2008. The Bank of New York Mellon will endeavour, as far as is practicable, to instruct that the shares ultimately underlying the ADRs are voted in accordance with the instructions received by The Bank of New York Mellon from ADR holders. If an ADR holder does not submit any voting instructions, the shares ultimately underlying the ADRs held by such holder will not be voted.
Voting if you have converted your CUFS to shares
People holding shares who are registered at 5.00 pm (AEST) on Tuesday, 19 August 2008 are eligible to attend and vote at the AGM.
The company’s shares are not able to be traded on the ASX or NYSE. People holding shares are entitled to attend and vote at the AGM or, if they are unable to attend the meeting, are entitled to appoint one or more proxies. Where more than one proxy is appointed, the person must specify on separate forms the proportion or number of votes each proxy may exercise. Proxies do not need to be holders of shares in the company.

To appoint a proxy, complete the Proxy Form and return it to Computershare by post, delivery to their offices or by fax using the details noted below under Lodgement Instructions. For details on how to receive a Proxy Form, please refer to the Annual meetings page of the Investor Relations website (www.jameshardie.com, select Investor relations).
Proxy Forms must be received no later than 5.00 pm (AEST) on Wednesday, 20 August 2008.
LODGEMENT INSTRUCTIONS
Completed Direction Forms, Proxy Request Forms and Proxy Forms may be lodged with Computershare using use one of the following methods:
(i)	by post to GPO Box 242, Melbourne, Victoria 8060, Australia; or

(ii)	by delivery to Computershare at Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by email to David.Dickson@computershare.com.au or

(iv)	by facsimile to (03) 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia.

Explanatory Notes:
Terminology
References in the Notice of Meetings and these Explanatory Notes to Joint and Supervisory Board directors and Managing Board directors are references, respectively, to members of the Joint and Supervisory Boards and members of the Managing Board.
References in these Explanatory Notes to Shareholders are references to all the shareholders of the company acting together, and include CUFS holders, ADR holders and holders of shares.
Resolution 1 — Reports and accounts for the year ended 31 March 2008
Resolution 1 asks Shareholders to receive and adopt the Annual Accounts prepared by the Managing Board for the year ended 31 March 2008.
The Annual Accounts which are the subject of Resolution 1 are those prepared in accordance with Dutch generally accepted accounting principles (Dutch GAAP), as distinct from the consolidated US generally accepted accounting principles (US GAAP) financial statements of the James Hardie group as set out in the 2008 Annual Report.
To comply with Dutch law, Shareholders are also being asked to confirm their approval for the company’s Annual Accounts and Annual Report for the year ended 31 March 2008 to be adopted and published in the English language (and not the Dutch language).
A brief overview of the financial and operating performance of the James Hardie group during the year ended 31 March 2008 will be provided during both the AIM and the AGM.
Copies of the Annual Accounts of the company for the year ended 31 March 2008 are freely available to people entitled to attend the AIM or AGM either:
(a)	at the AIM or AGM;

(b)	at the company’s registered office at Atrium, 8th Floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands or Australian registered office at Level 3, 22 Pitt Street, Sydney NSW; or

(c)	on the company’s website, in the Investor Relations area, at www.jameshardie.com.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the Annual Accounts of the company for the year ended 31 March 2008 be adopted and that the Annual Accounts and the Annual Report be published in the English language, and recommends that you vote in favour of the resolution.
Resolution 2 — Adoption of the Remuneration Report for the year ended 31 March 2008
Resolution 2 asks Shareholders to adopt the Remuneration Report for the year ended 31 March 2008.
Legislation in Australia requires that Australian incorporated listed companies disclose certain details regarding director and senior executive remuneration in a section of their Directors’ Report called the Remuneration Report. The Dutch Civil Code requires that changes to the company’s policy for Managing Board remuneration be adopted by Shareholders. The current policy on Managing Board remuneration was last approved by Shareholders in 2005.
The company’s Remuneration Report is set out on pages 46 to 68 of the 2008 Annual Report and can also be found in the Investor Relations area of the James Hardie website at www.jameshardie.com. It outlines:
•	the remuneration policy for the James Hardie group; and

•	the remuneration arrangements in place for Supervisory Board directors (non-executive directors), Managing Board directors (executive directors) and senior executives.
Although this vote does not bind the company under Australian law, the Supervisory Board will take the outcome of the vote into consideration when considering the company’s future remuneration policy.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the Remuneration Report of the company for the year ended 31 March 2008 be adopted, and recommends that you vote in favour of the resolution.
Resolution 3 — Ratification of appointment of external auditor
Resolution 3 asks Shareholders to ratify a resolution of the Supervisory Board approving the engagement of Ernst & Young LLP as external auditor for the James Hardie group for the year commencing 1 April 2008.
The selection of Ernst & Young LLP follows a decision of the company’s Audit Committee and Supervisory Board in December 2007 to undertake a competitive tender process to evaluate the alternatives for external auditor in the interests of good corporate governance.
Following a comprehensive tender and review process of major accounting firms capable of undertaking the company’s audit, overseen by the Audit Committee and a special committee of management, the company concluded that it was appropriate to appoint Ernst & Young LLP as its external auditor for the year commencing 1 April 2008. PricewaterhouseCoopers LLP, James Hardie’s external auditor for over 30 years, remained responsible for the completion of the audit for the year ended 31 March 2008.
Under the company’s Articles of Association and Dutch law, the Supervisory Board has the power to appoint a new external auditor and seek ratification of the appointment at the following AGM.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the Supervisory Board’s decision to appoint Ernst & Young LLP as external auditor of the James Hardie group be ratified, and recommends that you vote in favour of the resolution.
Resolution 4 — Election of Joint and Supervisory Board directors
Resolutions 4(a) and (b) ask Shareholders to consider the election of Messrs Andrews and Harrison to the Joint and Supervisory Boards. The company’s Articles of Association provide that appointments to the Joint and Supervisory Boards are for a period of three years, with re-election possible after each term.
Over the last few years the company has kept Shareholders informed of its continuing plans for Board renewal. During calendar year 2008, three Joint and Supervisory Board directors advised the company that they would be retiring during the year. Mr D DeFosset who had served as Chairman of the Joint and Supervisory Boards advised that his other board and business commitments in the United States meant that he was unable to continue to serve on the Joint and Supervisory Boards. Messrs Barr and Loudon were long-serving directors who had contributed much to the company, including participating in the company’s negotiations and implementation of the long-term asbestos compensation funding arrangements. Mr J D Barr had also served as Chairman of the Remuneration Committee and Acting Chairman of the Joint and Supervisory Boards, and Mr J Loudon has also served as Chairman of the Due Diligence Committee relating to the asbestos compensation funding arrangements. Mr J Loudon had twice previously agreed to delay his proposed retirement.
Since the last AGM, Mr D Andrews was appointed as a Joint and Supervisory Board director. After an assessment of the current Supervisory Board’s experience and skills, the impact of the retirement of Messrs DeFosset, Barr and Loudon, and the company’s needs over the next 12 months, the Joint and Supervisory Boards determined that it would be desirable to appoint one additional director with a finance background and European business experience. They also resolved to decrease the size of the Supervisory Board from 9 to 7 directors.
Following this decision, the company was pleased to announce the appointment of Mr D Harrison to the Joint and Supervisory Boards with effect from 19 May 2008.
Resolution 4(a) asks Shareholders to consider the election of Mr D Andrews to the Joint and Supervisory Boards for a term of three years ending at the 2011 AGM. Unless Resolution 4(a) is passed, Mr D Andrews will cease to hold office as a Joint and Supervisory Board director at the conclusion of this year’s AGM.
Resolution 4(b) asks Shareholders to consider the election of Mr D Harrison to the Joint and Supervisory Boards for a term of three years ending at the 2011 AGM. Unless Resolution 4(b) is passed, Mr D Harrison will cease to hold office as a Joint and Supervisory Board director at the conclusion of this year’s AGM.
Profiles of the candidates follow:
David Andrews AB, JD
Joint and Supervisory Board director
Age 66
David Andrews joined James Hardie as a Non-Executive Director with effect from 1 September 2007. He is a member of the Joint and Supervisory Boards, Chairman of the Remuneration Committee and a member of the Nominating and Governance Committee.
Experience: Mr Andrews has extensive legal and management experience across the private and public sectors. He has three decades of experience as a private practice lawyer. He was Chairman of the international law firm McCutchen, Doyle, Brown & Enersen. Mr Andrews also served as the Legal Advisor (General Counsel) to the US Department of State from 1997-2000. His most recent executive role was as Secretary, General Counsel & Senior Vice President Government Affairs, PepsiCo Inc., from 2002-2005.
Directorships of listed companies in the past three or more years: Pacific Gas and Electric Corporation (since 2000) and Union Bank of California (since 2000).
Other: Director of James Campbell Company LLC (since 2007). Mr Andrews is a member of the Permanent Court of Arbitration in The Hague and a Member of the Council on Foreign Relations. Mr Andrews is a resident of the United States.
David Harrison BA, MBA, CMA
Joint and Supervisory Board director
Age 61
David Harrison was appointed as an independent Non-Executive Director of the company on 19 May 2008. He is a member of the Joint and Supervisory Boards and the Remuneration Committee. It is proposed that he will be appointed to the Audit Committee and as an “Audit Committee financial expert” at the August 2008 Board meeting.
Experience: Mr Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during 22 years with General Electric Co. He is Managing Partner of the US financial investor, HCI Inc., and previously spent 10 years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. His experience also includes roles as Vice President and Chief Financial Officer at Scotts, Inc. and Coltex Industries, Inc. Mr Harrison has spent a number of years working in The Netherlands.
Directorships of listed companies in the past three years: Director and Chairman, Audit Committee National Oilwell Varco (since May 2003) and Director and member Audit & Finance Committee Navistar International (since August 2007)
Other: Member of Ohio University MBA Advisory Board (since July 2003). Mr Harrison is a resident of the United States.

Recommendation
The Supervisory Board, having assessed the performance of Mr D Andrews, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that Mr D Andrews be re-elected as a Joint and Supervisory Board director, and recommends (with Mr D Andrews abstaining from voting) that you vote in favour of Resolution 4(a).
The Supervisory Board, having appointed Mr D Harrison to fill a casual vacancy, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that Mr D Harrison be re-elected as a Joint and Supervisory Board director, and recommends (with Mr D Harrison abstaining from voting) that you vote in favour of Resolution 4(b).
Resolution 5 — Election of Managing Board directors
Resolutions 5(a) and (b) ask Shareholders to consider the election of Messrs Chenu and Cox as Managing Board directors. The company’s Articles of Association provide that Managing Board directors, other than the Chief Executive Officer, are appointed for a period of three years and can be re-appointed after each term.
Resolution 5(a) asks Shareholders to consider the re-election of Mr R Chenu to the Managing Board for a term of three years ending at the 2011 AGM. Mr R Chenu is the Chief Financial Officer of the company and was elected as a Managing Board director in August 2005. Unless Resolution 5(a) is passed, Mr R L Chenu will cease to hold office as a Managing Board director at the conclusion of this year’s AGM.
Resolution 5(b) asks Shareholders to consider the election of Mr R Cox to the Managing Board for a term of three years ending at the 2011 AGM. Mr R Cox is the General Counsel and Company Secretary of the company and was appointed as an interim Managing Board director effective 7 May 2008. Unless Resolution 5(b) is passed, Mr R Cox will cease to hold office as a Managing Board director at the conclusion of this year’s AGM.
Profiles of the candidates follow:
Russell Chenu BCom, MBA
Managing Board director
Chief Financial Officer
Age 58
Russell Chenu was appointed Chief Financial Officer in February 2005 and was elected to the company’s Managing Board at the AGM held in Amsterdam on 22 August 2005.
He joined James Hardie as Interim CFO in October 2004. Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies.
He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia. Mr Chenu is a resident of The Netherlands.
Robert Cox BA, MA, JD,
Managing Board director
General Counsel and Company Secretary
Age 53
Robert Cox commenced as James Hardie’s General Counsel in January 2008. He was appointed to the company’s Managing Board and as Company Secretary effective 7 May 2008.
Before joining James Hardie, Mr Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. for five years. His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at offices in Asia and California.
Mr Cox has a Bachelor of Arts from Wesleyan University in Connecticut, a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, DC, and a JD from the University of California, Berkeley, California. Mr Cox is a resident of The Netherlands.

Recommendation
The Supervisory Board, having conducted an assessment of the performance of Mr R Chenu and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that Mr Chenu be re-elected as a Managing Board director, and recommends that you vote in favour of Resolutions 5(a).
The Supervisory Board, having appointed Mr R Cox to fill a casual vacancy, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that Mr R Cox be re-elected as a Managing Board director, and recommends that you vote in favour of Resolution 5(b).
Resolution 6 — Supervisory Board Share Plan
Resolutions 6 (a) and (b) ask Shareholders to approve the participation of Messrs Andrews and Harrison in the company’s Supervisory Board Share Plan 2006 (SBSP) for the next three years. Under the SBSP, Supervisory Board directors can elect to receive part of their director’s base fees in James Hardie shares. Participation in the SBSP by Supervisory Board directors is completely voluntary and Supervisory Board directors may elect to receive all of their director’s base fees in cash. At the 2007 AGM, Shareholders approved the participation in the SBSP of the Supervisory Board directors in office at the time of the meeting. As Messrs Andrews and Harrison joined the Supervisory Board after that AGM, separate approval is sought in relation to their participation.
Under ASX Listing Rule 10.14, the company may only permit a director of the company to acquire shares or rights to shares (other than a salary sacrifice scheme where the shares are bought on- market) where that director’s participation has been approved by an ordinary resolution of Shareholders.
Although it is expected that shares for the purposes of the SBSP will be acquired on-market, the Supervisory Board seeks shareholder approval for all purposes for the participation of Messrs Andrews and Harrison in the SBSP on the terms explained below.
Summary of the SBSP
Basis of participation
Participation by Supervisory Board directors in the SBSP is not mandatory, and no holding lock applies to any shares acquired under the SBSP. For fiscal year 2009, the Supervisory Board has determined that Supervisory Board directors advise the company what proportion of their base directors’ fees they wish to receive in shares, if any.
Accumulation Policy
The purpose of the accumulation policy guideline is to align the interests of Supervisory Board directors with Shareholders. The guideline states that Supervisory Board directors should accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration in shares (either personally, or jointly with their spouse or through a personal superannuation or pension plan) within the six year period from the later of August 2006 or their appointment.
While this guideline does not form part of the rules of the SBSP and is subject to change by the Supervisory Board from time to time, Supervisory Board directors may elect to use the SBSP to acquire shares over time. However, Supervisory Board directors are free to acquire shares on-market outside of the SBSP, subject to the company’s insider trading policy.
Failure to meet the guideline does not automatically result in a director being obliged to resign as a Supervisory Board director, but levels of director shareholding will be disclosed in the company’s annual reports and Shareholders will be able to monitor compliance with the guideline in this way.

Company may issue or acquire shares
The company may either issue new shares or acquire shares on-market on behalf of the SBSP participant. However, the company expects that it will purchase the shares on-market.
CUFS
All shares issued or transferred under the SBSP will be held in the form of CUFS. No loans will be provided by the company in relation to the issue or purchase of shares under the SBSP.
How the number of shares will be calculated
The number of shares issued or transferred to a SBSP participant is determined by dividing the amount which that person elects to receive under the SBSP (after applicable Dutch taxes are deducted) by the Market Price (see below).
Dutch tax law does not allow directors to salary-sacrifice for shares before income tax. This means that the actual number of shares acquired under the SBSP will be calculated after deducting Dutch taxes.
Maximum number of shares issued under the SBSP
The total remuneration of a Supervisory Board director will include director’s base fees received as shares under the SBSP. Accordingly, the maximum amount of their participation in the SBSP is the maximum remuneration payable to them. The maximum number of shares that may be issued under the SBSP to all participants in any one year is therefore equal to the aggregate annual remuneration payable to Supervisory Board directors under Article 25 of the company’s Articles of Association (which is a maximum of US$1.5 million), divided by the Market Price (see below). By way of example, based on a 10 day closing price up to and including 11 July 2008, the maximum number of shared that could possibly be issued would be 372,535 shares. It should be noted that the company expects that it will purchase the shares on-market.
Market Price
The company expects that it will purchase the shares on-market, and the Market Price will be the price at which the relevant CUFS are acquired. However, it may not be possible or appropriate to buy shares on-market. In the event that this occurs and new shares are issued under the SBSP, the Market Price of the new shares will be the average of the closing prices for CUFS on the ASX during the period of five business days preceding the day of issue.
Administration of the SBSP
The SBSP is administered by the Managing Board of the company and is governed by the laws of The Netherlands. The Managing Board may at any time vary or terminate the SBSP by resolution (subject to any applicable ASX Listing Rule requirements, which may include shareholder approval). The Chairman of the Remuneration Committee may approve changes to a Supervisory Board director’s participation in the SBSP.
Supervisory Board directors
All of the Supervisory Board directors at the time of passing this resolution are eligible to acquire shares under the SBSP. Shares under the SBSP will be issued by no later than three years after the passing of this resolution. This extends to Messrs Andrews and Harrison who are seeking election at the 2008 AGM.
New participants
If a new Supervisory Board director is appointed prior to the next AGM, the company will allow him or her to participate in the SBSP by acquiring shares on-market (which does not require Shareholder approval under the ASX Listing Rules). No new shares will be issued to a new director under the SBSP until further Shareholder approval is obtained under the relevant ASX Listing Rules.
Previous acquisitions under SBSP and current shareholding
The acquisitions made by each Supervisory Board director under the SBSP since it was approved by Shareholders at the 2007 AGM, as well as their current relevant interest in James Hardie shares are:

	Shares acquired on 14
	March 2008 under	Total relevant
Director	SBSP	interest in Shares
Michael Hammes	6,859	15,869
Donald McGauchie AO	5,803	15,372
Brian Anderson	6,124	6,124
David Andrews	3,903	3,903
Don DeFosset	10,377	25,927
James Loudon	—	12,655
Rudy van der Meer	4,410	4,410
Catherine Walter AM	5,032	11,407
The shares listed as being bought under the SBSP in this table were bought on-market on 14 March 2008 at a price of A$5.7352. Further details of each Supervisory Board director’s relevant interest in James Hardie shares are set out on page 68 of the Remuneration Report in the 2008 Annual Report.
SBSP rules
Copies of the rules of the SBSP may be inspected:
(a)	at the AIM or AGM;

(b)	at the registered office at Atrium, 8th Floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands;

(c)	at the company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia; or

(d)	on the company’s website, in the Investor Relations area, at www.jameshardie.com.
Notice of issues
Details of shares issued under the SBSP in any financial year will be announced to the ASX and published in the company’s annual report, along with confirmation that the issue was approved by shareholders in accordance with ASX Listing Rule 10.14.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the participation of Messrs Andrews and Harrison in the SBSP be approved, and recommends (with Messrs Andrews and Harrison abstaining from voting in respect of their own participation) that you vote in favour of Resolutions 6(a) and 6(b).
Resolution 7 — Amendment to the James Hardie Industries NV Long Term Incentive Plan
Resolution 7 asks Shareholders to approve an amendment to the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) to provide for the issue or transfer of Restricted Stock Units (RSUs) to Managing Board directors and to eligible employees of the company (Executives).
Summary of reasons for seeking Shareholder approval
Under Dutch legislation, any proposals which concern the remuneration of Managing Board directors in the form of either shares or options must be submitted to Shareholders for approval. Under this law, approval is needed for both the aggregate number of shares and options that can be granted under the LTIP as well as the performance criteria that will apply to a grant.

Overview of the LTIP
The LTIP is a key component of the company’s compensation arrangements for Executives. The LTIP helps to retain and motivate Executives and ensure they are making decisions that represent the best interests of Shareholders as they drive the company’s business forward. The LTIP reflects the company’s aim to achieve the best balance between:
•	the approach to equity grants for Executives in the United States, where the company conducts most of its business and sources the majority of its senior executives; and

•	the company’s commitment to good corporate governance practices which, in the context of the Australian market, requires appropriate performance hurdles for Executive equity grants.
Shareholders approved the LTIP at the company’s 2006 Annual General Meeting.
Under the current LTIP, the company may offer eligible Managing Board directors and Executives any of the following:
•	options over ordinary fully-paid shares (Options);

•	rights to receive ordinary fully-paid shares by way of issue or transfer for no cash payment (Performance Rights);

•	beneficial interests in ordinary fully-paid shares (Performance Shares); or

•	cash awards (Awards),
together referred to as “Entitlements”.
Proposed amendments to the LTIP — introduction of Restricted Stock Units
As permitted by applicable laws, regulations, listing rules and the terms of the LTIP, the Supervisory Board may from time to time amend or terminate the LTIP. To the extent required by applicable laws, regulations and listing rules and the terms of the LTIP, any amendments to the LTIP are subject to Shareholder approval.
The Supervisory Board seeks Shareholder approval to create a new type of award under the LTIP: RSUs. RSUs are unfunded and unsecured contractual entitlements to be issued or transferred shares in the future. RSUs are a common form of equity incentive grant in the United States.
Following the amendment, the company will be able to offer eligible Managing Board directors and Executives RSUs subject to the same general restrictions as all other Entitlements unless otherwise specified.
Designated senior employees and directors receiving the RSUs and any resultant shares will be subject to the company’s Insider Trading Policy, which includes a general prohibition on hedging or selling for short-swing profit.
Summary of RSU terms and conditions
A summary of the terms and conditions specifically applicable to RSUs is set out below.
Invitation to Participate: selected Executives, including Managing Board directors, may be invited to apply for RSUs.
Entitlement: Each RSU granted to an Executive will entitle the Executive to be issued or transferred one share, subject to the RSU vesting. The company may put the Executive in contact with a broker who will arrange with the Executive to sell the shares and provide the cash proceeds on or after the RSU has vested.
Price payable to company on issue of RSU and on vesting of RSU: zero. RSUs will be granted to the Executive for no consideration. Executives will be entitled to receive shares upon vesting of their RSUs for no consideration.
Transferability/ assignability: an RSU cannot be transferred or assigned by an Executive except in limited circumstances.

Sub-division, consolidation, reduction or return: If the company conducts any share capital reorganisation, including by subdividing, consolidating, reducing or returning capital, the Supervisory Board may make an appropriate and proportionate adjustment of the number of shares which will be issued or transferred upon vesting of an RSU in accordance with ASX Listing Rules 6.16 and 6.22.3.
Voting entitlements: an RSU has no entitlement to vote until the RSU vests and an equivalent number of shares are issued or transferred. These shares will have the same voting entitlements as other shares.
Dividend entitlements: an RSU has no entitlement to dividends until the RSU vests and an equivalent number of shares are issued or transferred. These shares will have the same dividend entitlements as other shares.
New issues of securities: an RSU will not carry any entitlement to participate in new issues of shares until the RSU vests and an equivalent number of shares are issued or transferred.
When RSUs lapse: Each grant of RSUs will have an expiry date. Depending on the circumstances in which an Executive ceases employment with the company or a related body corporate prior to the end of the RSU vesting period, an unvested RSU will, unless the terms of grant state otherwise, lapse or vest as follows:
•	Voluntary resignation or termination for cause: any unvested RSUs will be forfeited.

•	Other reasons, including death, retirement, permanent disability or termination not for cause: A pro-rata number of unvested RSUs will lapse automatically on the relevant day, calculated based on the formula:

D = C x (A / B)

Where:

A = the number of months from the relevant event to, depending on the type of RSU, the date of vesting (for RSUs with time vesting) or the first testing date (for RSUs with a performance hurdle);

B = depending on the type of RSU, the vesting period (for RSUs with time vesting) or the number of months from the date the RSU was granted until the first testing date (for RSUs with a performance hurdle);

C = the number of RSUs in the relevant tranche; and

D = the number of RSUs which lapse automatically.

All of the remaining unvested RSUs will expire at the earlier of 24 months after the relevant event or the date they would have expired had the former Executive remained employed by the company, unless the Supervisory Board reasonably determines that the RSUs have lapsed (and provides notice to that effect to the former Executive, or in the event of an Executive’s death, the estate of the former Executive).
•	Control Event:
(a)	If a Control Event occurs prior to vesting of RSUs, the Supervisory Board may determine at its absolute discretion, and subject to any conditions that it determines, that all or a portion of the RSUs have vested.

(b)	Any RSUs held by a participant which the Supervisory Board has not accelerated so that they are vested following a Control Event will lapse, and the Executive will be treated as having never held any right or interest in those RSUs.
For these purposes “Control Event” means any of the following:

•	a takeover bid is made to acquire the whole of the issued ordinary share capital of the company and the takeover bid is recommended by the Supervisory Board or becomes unconditional;

•	a transaction is announced by the company which, if implemented, would result in a person owning all the issued shares in the company;

•	a person owns or controls sufficient shares to enable them to influence the composition of the Supervisory Board; or

•	any other similar event has occurred or is likely to occur (including, but not limited to, a merger of the company with another company), which the Supervisory Board determines, in its absolute discretion, to be a Control Event.
•	Supervisory Board discretion: the Supervisory Board may at its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested RSUs held by the Executive do not lapse, but lapse at a time and subject to any conditions it may specify by notice to the Executive which may include that a RSU will vest immediately, or at some time in the future depending on satisfaction of performance hurdles. The Supervisory Board will not exercise this discretion in circumstances where the Executive is terminated for cause (including for fraud or dishonesty). The Supervisory Board may delegate this discretion to the Remuneration Committee.
Vesting criteria and performance hurdles
Under the LTIP, the Supervisory Board may grant RSUs with vesting criteria or performance hurdles (including, if it determines appropriate, with no vesting criteria or performance hurdles) as set out in the terms of the specific grant.
Administration of the LTIP
The Supervisory Board has the authority to interpret the LTIP and any documents used to evidence RSUs, to determine the terms and conditions of RSUs, and to make all other determinations necessary or advisable for the administration of the LTIP.
Any power or discretion which is conferred on the Supervisory Board under the LTIP may be delegated by the Supervisory Board to a committee consisting of those directors, other officers, or employees of the company as the Supervisory Board thinks fit.
Shareholder approval
If the ASX Listing Rules require Shareholder approval for the granting of RSUs, no RSUs will be granted before that approval is obtained
Reasons for amendment
The Supervisory Board believes that the ability to grant RSUs to Managing Board directors and Executives under the LTIP will enable the Supervisory Board to create a class of reward that recognises performance in a way that aligns senior executives’ interests with the longer term interests of Shareholders, while assisting with their retention during a period when the operating environment, particularly in the company’s largest markets in the United States, is likely to remain volatile.
Any grants made to Managing Board directors which involve the issue of shares require Shareholder approval under ASX Listing Rule 10.14. The Supervisory Board has determined that any entitlements granted to Managing Board directors under the LTIP during fiscal year 2009 will be in the form of RSUs. Where applicable, the performance and other hurdles which will apply to those grants are set out below under the headings “Performance Criteria”, “Vesting Period” and “Conditions” in the Explanatory Notes relating to Resolutions 8, 9 and 10.
Previous allotments
Since the LTIP was last approved by shareholders at the 2007 AGM, Mr L Gries was granted 882,000 options with an exercise price of A$7.83 and Mr R Chenu was granted 120,000 options with an exercise price of A$7.83.
General

Copies of the LTIP (including the amendment proposed in Resolution 7) are available in the Investor Relations area of the company’s website at www.jameshardie.com, from Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000 or may be obtained by CUFS holders at no charge by writing to the Company Secretary at that address.
The term “shares” as used in Resolutions 7 to 10 (and in the Explanatory Notes accompanying Resolutions 7 to 10) includes CUFS.
No loans will be provided by the company in relation to the issue of RSUs under the LTIP.
For the purpose of satisfying ASX listing rule requirements, the information disclosed in respect of the LTIP and RSUs applies to Resolutions 7 through 10 inclusive.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the amendments to the LTIP be approved, and recommends that you vote in favour of the resolution.
Resolution 8 — Deferred Bonus Program
Resolution 8 asks Shareholders to approve the grant of RSUs to Mr L Gries as a deferred bonus in accordance with the Deferred Bonus Program under the terms set out in the LTIP (Deferred Bonus Program).
Summary of the legal requirements for approval
ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of Shareholders by ordinary resolution. This Listing Rule also applies to any person whose relationship with the company is, in the ASX’s opinion, such that approval should be obtained. The company considers that ASX Listing Rule 10.14 applies to the Managing Board directors. Accordingly, Shareholder approval is sought for the purpose of this Listing Rule.
Similarly, under Dutch legislation, any proposals which concern the remuneration of Managing Board directors in the form of either shares or options must be submitted to Shareholders for approval. Under this law, approval is needed for both the aggregate number of shares and options that can be granted under the LTIP as well as the performance criteria that will apply to a grant.
Reasons for grant of RSUs under the Deferred Bonus Program
At the end of fiscal year 2008, the Remuneration Committee and Supervisory Board reviewed the company’s performance in relation to its US peers in light of the overall economic environment and determined that the company generally had done a superior job of delivering relatively strong results in a US housing market which was highly volatile and had been falling for six consecutive quarters. New housing starts were down 37% from fiscal year 2007 and 55% from their peak in fiscal year 2006. In the face of these conditions, the company’s USA Fibre Cement business continued to outperform the broader housing market for fiscal year 2008, with revenue down only 9% and sales volume down only 11%.
At the same time, in spite of the dramatic downturn in the market in fiscal year 2008, the USA Fibre Cement business was able to hold price and deliver an EBIT margin of 27.4%. The USA Fibre Cement business still accounted for 82% of total company profit and 78% of total company sales.
The bonus plan in place during fiscal year 2008 (the EP Plan) did not recognise this relative performance, as it was based on setting targets requiring an improvement on prior results in an external growth environment that was also more predictable. The macro economic conditions in fiscal year 2008 resulted in the Bonus Bank amounts accrued under the EP/IP Plan for excellent executive performance in fiscal years 2006 and 2007 being reduced to zero. The Bonus Bank amounts had previously served as an effective method for the company to retain high performing senior executives.
After carefully assessing the senior executives’ response to and performance in the extreme market conditions described above, the Supervisory Board concluded that the executives’ performance was of a standard deserving an incentive bonus. In addition, the forfeiture of the Bonus Bank incentive cash payments from previous years meant the company had few retention mechanisms in place for its senior executives at a time when it was critical for this level of performance to be maintained.
For these reasons the Supervisory Board decided that an exceptional discretionary bonus was justified and implemented the Deferred Bonus Program. It determined that the majority of any reward to recognise this relative performance should be delivered in a form that aligned senior executives’ interests with the longer term interests of Shareholders, while assisting in their retention during a period likely to remain volatile. One third of the bonus was paid as cash in June 2008 and two thirds as RSUs with a two-year vesting period, which will result in the RSUs vesting in 2010 if the recipient maintains a satisfactory level of performance during this period. Senior executives were granted RSUs under the Deferred Bonus Program in June 2008.
Key aspects of grant of RSUs under the Deferred Bonus Program
RSUs are to be granted in accordance with the terms of the LTIP (as amended). The following specific terms also apply in relation to RSUs granted under the Deferred Bonus Program.
Vesting Period: Each RSU issued under the Deferred Bonus Program will vest two years from the date of issue, unless it vests or lapses earlier in accordance with these terms and conditions or the LTIP.
Conditions: The executive’s performance must be considered satisfactory during this period.
Maximum and Actual Number of RSUs under the Deferred Bonus Program
The maximum number of shares and RSUs that may be granted to Mr L Gries for which approval is sought assumes that all RSUs offered to Mr L Gries as a deferred bonus vest. The actual number of RSUs granted to Mr L Gries will be determined by dividing the amount of the deferred bonus to be delivered as RSUs by the average share price of the company’s shares during the 10 business days preceding the date of grant, subject to the maximum number specified in the resolution.
General
No loans will be provided by the company in relation to the issue of RSUs under the LTIP.
These RSUs will be issued by no later than 12 months after the passing of Resolution 8.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the grant of RSUs to Mr L Gries as a deferred bonus under the Deferred Bonus Program subject to the LTIP and the above terms and conditions be approved, and recommends that you vote in favour of the resolution.
Resolution 9 — Relative TSR RSUs
Resolution 9 asks Shareholders to approve the grant of RSUs with a Relative TSR hurdle (Relative TSR RSUs) under the LTIP to the Managing Board directors (each of Mr L Gries, Mr R Chenu and Mr R Cox are entitled to participate). The Managing Board directors will receive RSUs subject to the company meeting or exceeding the Relative TSR hurdles. The Supervisory Board has determined that 30% of each Managing Director’s long-term incentive (LTI) target will be received in Relative TSR RSUs.
Summary of the legal requirements for seeking Shareholder approval
The reasons for seeking Shareholder approval of Resolution 9 are the same as those for Resolution 8.
Reasons for Relative TSR RSUs
The Remuneration Committee and Supervisory Board believe that a long-term equity incentive plan with a relative total shareholder return (TSR) performance measure is important because it rewards executives if the company’s TSR exceeds the TSR of other companies operating in the same sector, aligning executive rewards directly with investor interests.

Key aspects of Relative TSR RSUs
RSUs are to be granted in accordance with the terms of the LTIP (as described in the Explanatory Note to Resolution 7 above). The following specific terms also apply in relation to Relative TSR RSUs.
Performance Criteria: The performance hurdles for Relative TSR RSUs will be:

% of Relative TSR
Performance against Peer Group	RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st - 74th Percentile	Sliding Scale
≥75th Percentile	100%
The peer group will be comprised of other companies exposed to the US building materials market, which is the company’s major market. The peer group will be:

Acuity Brands, Inc	Eagle Materials, Inc	Headwaters, Inc
Lennox International, Inc	Louisiana-Pacific Corp.	Martin Marietta Materials, Inc
Masco Corporation	MDU Resources Group, Inc	Mueller Water Products, Inc
NCI Building Systems, Inc	Owens Corning	Quanex Building Products Corp.
Sherwin Williams	Simpson Manufacturing Co.	Texas Industries, Inc
Trex	USG	Valmont Industries
Valspar Corporation	Vulcan Materials	Watsco, Inc
Testing: The performance hurdle will be tested after three years from the grant date and retested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period). Any Relative TSR RSUs that have not vested after that time will lapse.
This re-testing reflects the fact that the company’s share price can be subject to short-term fluctuations relating to public comment and disclosures on asbestos-related matters by other companies with asbestos exposures, members of the media and others. In addition, it extends the motivational potential of the plan from three years to five years.
Vesting Period: Each Relative TSR RSU will vest upon satisfaction of the performance hurdles described above under “Performance Criteria”.
Maximum and Actual Number of Relative TSR RSUs
The maximum number of shares and Relative TSR RSUs for which approval is sought is based on the payout if the company reaches the 75th percentile of performance and all of the Relative TSR RSUs vest.
The actual number of Relative TSR RSUs granted will be determined by dividing the amount of the maximum payout under the Relative TSR RSUs portion of the LTI by the value of the Relative TSR RSU, using a Monte Carlo simulation, over the 30 business days preceding the date of grant, subject to the maximum specified in the resolution.
General
No loans will be provided by the company in relation to the issue of Relative TSR RSUs under the LTIP.
These Relative TSR RSUs will be issued by no later than 12 months after the passing of Resolution 9.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the issue of Relative TSR RSUs to the Managing Board directors under the LTIP and subject to the above terms and conditions be approved, and recommends that you vote in favour of each corresponding resolution.

Resolution 10 — Executive Incentive Program RSUs
Resolution 10 asks Shareholders to approve the grant of RSUs under the LTIP to the Managing Board directors (each of Mr L Gries, Mr R Chenu and Mr R Cox are entitled to participate) with the value of RSUs to be issued determined based on the company’s STI performance in fiscal year 2009 against an EBIT goal and payout schedule in the Executive Incentive Program (Executive Incentive Program RSUs).
Summary of the legal requirements for seeking Shareholder approval
The reasons for seeking Shareholder approval of Resolution 10 are the same as those for Resolution 8.
Reasons for granting Executive Incentive Program RSUs
The Remuneration Committee and Supervisory Board believe that the current substantial uncertainty and volatility in the US housing market requires a temporary adjustment to executive priorities to focus more on short-term outcomes. At a practical level the market volatility also means that it is difficult to set valid long-term performance requirements over a three year period. It is the intent of the Supervisory Board to have the senior executive compensation mix revert back to a greater focus on long-term results in fiscal year 2010 or once the US housing market has stabilised.
The Supervisory Board has resolved that 70% of each Managing Board director’s LTI target will be transferred to STI target under the Executive Incentive Program, which measures performance in fiscal year 2009. However, in order to ensure that the longer term interests of Shareholders remain aligned with executives, the enlarged STI target attributable to the transfer of 70% of the LTI target in fiscal year 2009 will be rewarded in Executive Incentive Program RSUs with a two year vesting period, vesting in June 2011.
In implementing the Executive Incentive Program, the Supervisory Board had a strong desire to design a plan that would not be overly punitive or generous due to external factors. It noted that the US housing market was highly cyclical and currently experiencing a high level of uncertainty and volatility which made forecasting difficult.
Given these conditions, the Executive Incentive Program includes indexing of the US EBIT component of the JHI NV consolidated EBIT result to account for changes in US housing starts. The Supervisory Board considers this to be appropriate as it protects the company against windfall payments if housing starts are greater than anticipated and provides appropriate incentive opportunities if housing starts are lower than anticipated.
Key aspects of the RSU component of the Executive Incentive Program RSUs
RSUs are to be granted in accordance with the terms of the LTIP (as described in the Explanatory Note to Resolution 7 above). The following specific terms also apply in relation to RSUs granted as a component of the Executive Incentive Program.
Performance Criteria
The RSU component of the Executive Incentive Program has three elements:
(a)	70% of each Managing Board director’s LTI target will be treated as STI target;

(b)	based on the company’s performance in fiscal year 2009 against the EBIT goal, each Managing Board director could receive a payment between 0 and 200% of the STI target. That portion of the enlarged STI transferred from LTI will be paid in RSUs rather than cash; and

(c)	the RSUs will be granted in May or June 2009, calculated by dividing the amount of the STI payable attributable to LTI transferred to STI, by the average price of the company’s shares on the 10 business days preceding the day of grant, subject to the maximum number approved by Shareholders.
Key terms
All RSUs issued to Managing Board directors as part of the Executive Incentive Program will be issued on exactly the same terms as noted in the Explanatory Note to Resolution 7, except for the conditions noted below. A grant of awards to a particular Managing Board director is subject to the LTIP and the terms of the specific grant.
EBIT goal setting: The EBIT goal for fiscal year 2009 was derived internally, based on the current business environment and outlook, and reviewed by the Remuneration and Audit Committees before approval by the Supervisory Board.
EBIT goal: Managing Board directors will have an EBIT goal based on JHI NV consolidated results in US$, with the US component of that EBIT goal indexed up or down using a set formula depending on whether US housing starts increase or decrease from the initial estimate used to set the EBIT goal.
Possible payout: Managing Board directors may earn between 0% and 200% of the enlarged STI target, depending on performance. Payments will commence on a sliding scale paying nil at 70% of the EBIT goal, 100% of the STI target if the EBIT goal is reached, and extra rewards for outperformance capping out at 200% of the STI target if 120% of the EBIT goal is achieved, based on the payout schedule below:
Vesting Period: Each RSU issued in relation to the Executive Incentive Program will vest two years from the date of the grant , if the Managing Board director remains employed by the company or a related body corporate on that date, unless it vests earlier in accordance with these terms and conditions or the LTIP.
Conditions: attainment of the EBIT goals described above.
Worked Example
The following example assumes an LTI target of US$1,800,000 and an STI target of US$900,000 (the CEO’s fiscal year 2009 LTI and STI targets) and performance at 110% of EBIT goal. 70% of the LTI target and 80% of the STI target are tested based on performance under the Executive Incentive Program. Under those components, the CEO would receive:
•	80% x US$900,000 x 150% = US$1,080,000 to be paid in cash in May or June 2009.

•	70% x US$1,800,000 x 150% = US$1,890,000 to be settled in RSUs in May or June 2009. At a value of US$6/share this is equivalent to 315,000 RSUs.
After an additional two year vesting period, when the RSUs vest in 2011, they could be worth:
•	315,000 RSUs x US$4/share = US$1,260,000

•	315,000 RSUs x US$8/share = US$2,520,000

2009 LTI target	x	70%[1]	x	Payout based on performance against EBIT goal	=	Value to be received as 2 year vesting RSUs
2009 STI target	x	80%[2]	x		=	Value to be received in cash

1.	Being amount of LTI target transferred to STI target under the Executive Incentive Program.

2.	Being amount of STI target under the Executive Incentive Program
Maximum and Actual Number of RSUs
The maximum number of shares and RSUs for which approval is sought is based on the payout if the company’s performance warrants the maximum payout under the Executive Incentive Program for fiscal year 2009.
The actual number of RSUs granted will be determined by dividing the amount of the STI payable attributable to LTI moved to STI by the average price of the company’s shares on the 10 business days preceding the day of grant, subject to the maximum specified in the resolution.
General
No loans will be provided by the company in relation to the issue of RSUs under the Executive Incentive Program.
These Executive Incentive Program RSUs will be issued by no later than 12 months after the passing of Resolution 10.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the issue of Executive Incentive Program RSUs over shares in the company to the Managing Board directors as part of the STI under the Executive Incentive Program and subject to the LTIP and the above terms and conditions be approved, and recommends that you vote in favour of each corresponding resolution.
Resolution 11 — Renewal of authority for the company to acquire its own shares
The company’s Articles of Association permit the Managing Board to cause the company to acquire, subject to the approval of the Joint Board, shares in the share capital of the company for valuable consideration in various circumstances. The Managing Board reserves the right to cause the company to acquire shares in the share capital of the company for a consideration per share of not less than EUR 0.01 and for not more than 105% of the average closing price of the company as quoted on the ASX in the five business days preceding the acquisition (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the Shareholders. This authorisation will be valid for a maximum period of 18 months.
Additional restrictions under Dutch law are that:
(i)	the shares must be fully paid up;

(ii)	the company’s equity minus the purchase price of the buy-back shares must be not less than the aggregate amount of the issued and called up part of the share capital and the reserves which must be maintained under Dutch law; and
(iii)	the aggregate par value of the buy-back shares to be acquired and the shares already held by the company and its subsidiary companies must not exceed one-tenth of the issued share capital of the company.
At the 2007 AGM, Shareholders renewed for a further 18 months the Shareholder resolution that authorised the Managing Board to cause the company to enter into share buy-backs (whether as on or off-market purchases):
(i)	for an 18 month period;

(ii)	for up to the maximum amount permitted by Dutch law;

(iii)	for a consideration per share of not less than EUR 0.01; and

(iv)	for not more than 105% of the average closing price in the company as quoted on the ASX in the five business days preceding the acquisition.
The maximum price of 105% of the average closing price is in keeping with ASX Listing Rule 7.33, which imposes this limit on on-market buy-backs.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the buy-back power be renewed on identical terms to the 2007 conditions, and recommends that you vote in favour of the resolution.
Resolution 12 — Reduction of issued share capital through cancellation of repurchased shares
At the 2007 AGM, Shareholders renewed for a further 18 months (until 25 March 2009) the Shareholders’ resolution that authorised the Managing Board to cause the company to enter into share buy-backs.
Within the limits of the authorisation granted by Shareholders at the 2007 AGM, the Managing Board conducted several on-market share buy-backs on the ASX under the company’s current repurchase program and 34,978,107 shares were cancelled on 31 March 2008. As at 14 July 2008, 708,695 of shares have been bought back but not cancelled.
Under laws applying to Australian companies, the cancellation of shares that have been repurchased under a buy-back occurs automatically. However, under Dutch law the repurchase and cancellation of shares occur separately. For this reason, the company seeks Shareholder approval for the cancellation of those shares which have been or which are to be repurchased by the company under the repurchase program. This will result in a reduction of the company’s issued share capital.
If approved, the cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a single tranche) shall be determined by the Managing Board, although the maximum number of shares that may be cancelled in total shall not exceed 10% of the company’s issued share capital (as at 22 August 2008). Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after a resolution to cancel repurchased shares is adopted and publicly announced.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the resolution cancelling the shares repurchased or to be repurchased by the company under its current share repurchase program, the exact number to be determined by the Managing Board, be adopted and recommends that you vote in favour of the resolution.
Notice availability
Additional copies of this Notice can be downloaded from the Investor Relations section of our website at www.jameshardie.com or they can be obtained by contacting the company’s registrar Computershare using one of the methods set out under Lodgement Instructions on page 5 of this Notice of Meetings.